Exhibit 99.1

DRYSHIPS INC. ANNOUNCES SUCCESSFUL COMPLETION OF THE $200.0 MILLION COMMON STOCK OFFERING

March 17, 2017, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the "Company"), a diversified owner of ocean going cargo vessels, announced today that it has successfully completed the previously announced $200.0 million common stock offering, in which the Company raised net proceeds of $198.0 million, pursuant to the prospectus supplement filed on February 17, 2017.

Following the completion of the offering, the Company has approximately 152,055,576 common shares outstanding.

Mr. George Economou, Chairman and CEO commented:

"We are very pleased to have successfully raised an additional $198 million of equity, which will increase our total available liquidity to about $455 million.  We continue to look at opportunities to diversify and grow our fleet with high quality tonnage and significant operating leverage."

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide.  The Company owns a fleet of (i) 13 Panamax drybulk carriers, which have a combined deadweight tonnage of approximately 1.0 million dwt, (ii) one Very Large Crude Carrier and one Aframax tanker newbuilding, each of which are expected to be delivered in the second quarter of 2017, (iii) 2 Very Large Gas Carrier newbuildings which are expected to be delivered in the second and third quarter of 2017, respectively, and (iv) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels.

The Company's common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events and may include statements concerning plans, objectives, goals, strategies and other statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties.

Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure financing for acquisitions, capital expenditures or refinancing for existing indebtedness on acceptable terms or at all, defaults or contract terminations by one or more charterers of the Company's vessels, changes in demand for drybulk, oil or liquefied petroleum gas commodities, liquefied petroleum gas, oil or offshore support services, changes in charter rates that may affect the willingness of time charterers to complete their charters or cause time charterers to seek to renegotiate charters, scheduled and unscheduled drydocking, changes in the Company's voyage and operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by the Company with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Risks and uncertainties are further described in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com